UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-23357

INOTIV PARENT, LLC
(Exact name of registrant as specified in its charter)

2701 Kent Avenue West Lafayette, Indiana 47906-1382 (765) 463-4527
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 19

Pursuant to the requirements of the Securities Exchange Act of 1934, Inotiv Parent, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 29, 2026	Inotiv Parent, LLC

	By:	/s/	Beth A. Taylor
	Name:		Beth A. Taylor
	Title:		Chief Financial Officer, Executive Vice President